AMENDMENT TO ARTICLES OF INCORPORATION
OF
BIOLABMART INC.

BioLabMart Inc., a corporation organized and existing under the laws of the State of Wyoming, hereby certifies as follows:
1. The name of the corporation is BioLabMart Inc.  The date of filing of its original Articles of Incorporation with the Secretary of State was August 22, 2016.
2. This Amendment amends Article I of the Articles of Incorporation of this corporation by replacing the name "BioLabMart Inc." with the name "Qrons Inc.".
3. This Amendment was adopted on July 6, 2017.
4. Shares were issued and the board of directors have adopted this Amendment with shareholder approval, in compliance with W.S. 17-16-1003.
5. The effective date of this Amendment is to be August 8, 2017.

Signed on this 1st day of August, 2017
/s/ Jonah Meer
Jonah Meer
Chief Executive Officer